UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 99.1 THOMSON HALF YEAR FINANCIAL REPORT AS OF JUNE 30, 2009.

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and the matters discussed in this document may contain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: August 14, 2009	Title:	Corporate Secretary

Exhibit 99.1

HALF YEAR FINANCIAL REPORT

AS OF JUNE 30, 2009

This half year financial report relates to the half year period ended 30 June 2009, and is established in accordance with the provisions of articles L 451-1-2 III of the French monetary and financial code and 222-4 and following of the General Rules of the Autorité des marchés financiers.

Thomson 46, quai A. Le Gallo - 92648 Boulogne Cedex - France tél. +33 (0)1 41 86 50 00 - fax +33 (0)1 41 86 56 15 www.thomson.net	S.A. au capital de 1 012 087 605 euros Siège social : 46, quai A. Le Gallo 92100 Boulogne-Billancourt 333 773 174 R.C.S. Nanterre

Summary

I.     DECLARATION OF PERSON RESPONSIBLE FOR THE HALF YEAR FINANCIAL REPORT

3

II.    HALF YEAR ACTIVITY REPORT

3

III.  UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12

IV.   REPORT OF STATUTORY AUDITORS

13

I. DECLARATION OF PERSON RESPONSIBLE FOR THE HALF YEAR FINANCIAL REPORT

I.1 Person responsible for the first half financial report

Mr. Frédéric Rose, Chairman and Chief Executive Officer of Thomson

I.2 Attestation

I hereby certify that, to the best of my knowledge the financial statements presented in this report have been established in conformity with the applicable accounting standards and present an accurate picture of the assets, financial situation and results of the Thomson Group, and that the half year activity report presents an accurate account of the significant events arising during the first six months of the financial year and their incidence on the interim financial statements, the main risks and uncertainties for the remaining six months of the financial year and the main transactions between related parties.

Mr. Frédéric Rose

Chairman and Chief Executive Officer of Thomson

II. HALF-YEAR ACTIVITY REPORT

II.1. Comments on the results of the first semester of 2009 published on July 27, 2009

The Group published its results for the first half of 2009 by means of a press release dated July 27, 2009. The Group announced a profit from continuing operations before tax and net finance costs of € 51 million, compared to € 21 million for the same period last year. Revenues for the six months ended June 30, 2009 amount to €1,801 million (€ 1,835 million as of June 30, 2008). Net finance costs amount to € 10 million (€73 million for the first semester of 2008). Income tax represents a charge of € 36 million compared to €18 million for the same period last year. The net loss from discontinued operations amounts to € 329 million. As a result of the factors described above, the Group experienced a net loss of € 325 million for the first semester of 2009, compared to a net loss of € 182 million for the first semester of 2008.

The Group’s revenues and results for continuing operations are presented below for each of the three operating divisions – Technicolor, Thomson Connect and Technology – and for the Corporate and Other activities.

On January 28, 2009, Thomson announced that certain non-strategic operations would be disposed of in the light of the Group’s new strategy. These businesses which include Grass Valley and Technicolor Media Networks (TMN), were classified as discontinued operations at the beginning of the second quarter of 2009 in accordance with IFRS 5.

The table below presents the results published by the Group.

Summary of consolidated first half 2009 results (unaudited)

In € million unless otherwise stated	1H 2008	1H 2009	Change, reported
Technicolor revenues	814	797	(2.1)%
Change at constant rates		(6.3)%
Thomson Connect revenues	689	732	+6.2%
Change at constant rates		2.8%
Technology revenues	181	195	+7.9%
Change at constant rates		5.6%
Corporate and other revenues	151	77	(48.9)%
Change at constant rates		(52.0)%
Group net revenues from continuing operations	1,835	1,801	(1.9)%
Change at constant rates		(5.5)%
Of which new perimeter	1,690	1,730	+2.4%
Change at constant rates		(1.2)%
EBIT+Depreciation and Amortization	136	156	+14.0%
EBIT+D&A margin (%)	7.4%	8.7%	+1.3 pts
EBIT from continuing operations	21	51	+30
Financial costs (net)	(73)	(10)	+63
Share of profit/(loss) from associates	(1)	(1)	0
Income tax	(18)	(36)	(18)
Profit/(loss) from continuing operations	(71)	4	+75
Loss from discontinued operations	(111)	(329)	(218)
Net loss, Group share	(182)	(325)	(143)
Free cash flow*	(109)	(239)	(130)
Net financial debt	1,315	2,311	+996

* Free cash flow is defined as operating cash from / (used in) operating activities less change in working capital and other assets and liabilities, tax, financial and non-recurring chargesimpacting cash.

Adjusted indicators (unaudited)

Thomson is presenting, in addition to published results and with the aim of providing a more comparable view of the evolution of its operating performance, a set of adjusted indicators which exclude impairments and restructuring charges.

In € million unless otherwise stated	1H 2008	1H 2009	Change, reported
Impairment and restructuring included in EBIT and EBIT+D&A from continuing operations	36	33	(3)
Adjusted EBIT+Depreciation and Amortization	173	189	+16
Adjusted EBIT+D&A margin (%)	9.4%	10.5%	+1.1 pt
Adjusted EBIT	57	84	+27
Adjusted EBIT margin (%)	3.1%	4.7%	+1.6 pts
Impairment and restructuring included in discontinued operations	57	272	+215
Adjusted net loss, Group share*	(89)	(20)	+69
* Adjusted net result is defined as net result before impairments and restructuring charges.

Group highlights

•

Second quarter 2009 Group revenues amounted to €886 million, down (10.6)% at current rates and (12.8)% at constant rates. Second quarter 2009 revenues from new perimeter down (6.0)% at current rates and (8.1)% at constant rates. The difference between year-on-year revenue variance for the first and second quarters 2009 results from a significant revenue imbalance between the first two quarters in 2008 related to product delivery timing for a Thomson Connect customer. On a sequential basis, 2009 second quarter revenues showed a slight increase compared to 2009 first quarter revenues at constant rate.

•

Group revenues from continuing activities for the first half 2009 were down (1.9)% at current rates compared to first half 2008, and down (5.5)% at constant rates mainly due to exit of retail telephony. Revenues from the Group’s new perimeter up 2.4% at current rates compared to first half 2008, and down (1.2)% at constant rates. Technicolor activities suffered from a strong decline in SD-DVD replication volumes, but benefited from positive trends in Film activities and from the resilience of the Media Management and Content Distribution businesses. Thomson Connect recorded revenue growth in 1H 09, benefiting from strong demand and overall stable average selling prices. Technology revenues increased by 5.6% at constant rates, supported by growth in the Licensing business.

•

Despite the revenue decrease, the Group recorded a €20 million increase in EBIT+D&A from continuing operations at 156 million, a 8.7% margin in first half 2009. This 1.3 point margin increase was mainly driven by mix improvement, cost reduction measures and operating efficiencies across all businesses. Adjusted EBIT+D&A (from impairments and restructuring charges) amounted to €189 million in first half 2009, a margin increase of 1.1 points compared to first half 2008. Earnings before interest and tax from continuing activities increased to €51 million in first half 2009 compared to €21 million in first half 2008.

•

Net loss (Group share) amounted to €325 million in first half 2009, reflecting higher impairment and restructuring charges compared to first half 2008. Excluding these charges, the Group adjusted net loss amounted to €20 million in first half 2009, a €69 million improvement compared to 1H 2008, reflecting the increase in EBIT from continuing operations and lower financial charges, partly offset by higher deferred tax charges.

•

Operating cash flow1 from continuing operations amounted to €63 million in first half 2009, compared to €51 million in first half 2008. Thomson generated a negative Group free cash flow of €(239) million in first half 2009 compared to €(109) in first half 2008. Free cash flow from continuing activities amounted to €(172) million in first half 2009 mainly due to the one-off working capital increase incurred in first quarter 2009, associated with the alignment of the supplier payment cycle to contractual terms. Free cash flow from discontinued activities improved substantially to €(67) million in first half 2009 compared to €(150) million in first half 2008 mainly due to the exit from the Audio Video Accessories businesses.

1 EBIT+D&A minus capex and restructuring charges.

•

Net financial debt amounted to €2,311 million at 30 June 2009, virtually stable compared to €2 357 million for the end of the first quarter of 2009.  The Group’s cash position amounted to €511 million at 30 June 2009, compared to €586 million at the end of the first quarter of 2009.

Divisional highlights of first half 2009

Technicolor

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Technicolor in 1H 2008 came to €906 million, of which €92 million from the Media Networks business (principally PRN and Screenvision) now treated as discontinued. Previous EBIT for Technicolor in 1H 2008 amounted to €(34) million, of which €(6) million from activities now treated as discontinued.

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	407	387	814	797
Change, as reported (%)		(4.7)%		(2.1)%
Change at constant currency (%)		(8.9)%		(6.3)%
EBIT+D&A			54	58
Change, as reported (%)				7.5%
EBIT+D&A margin (%)			6.6%	7.3%
Adjusted EBIT+D&A			68	77
Change, as reported (%)				12.4%
Adjusted EBIT+D&A margin (%)			8.4%	9.7%
EBIT			(28)	(9)
EBIT margin (%)			(3.5)%	(1.1)%
Adjusted EBIT			(14)	9
Adjusted EBIT margin (%)			(1.7)%	1.1%

Despite a 22% volume decline in DVD replication and an economic environment which weighed on funding for film production and releases, Technicolor limited its revenue decrease to 6.3% in first half 2009 compared to first half 2008 at constant currency. Technicolor was able to offset in great part the margin impact of lower SD-DVD replication volumes and reduced activity in production and post-production through:

-

resilience of distribution activities and stable volumes in Film release printing with a more favorable mix compared to 1H 2008;

-

continued growth in Media Management services and stable Content Distribution business.

The adjusted EBIT+D&A margin of Technicolor increased by 1.3 points in 1H 2009 compared to 1H 2008. Content Services benefited from strong momentum in Media Management services, offset by the impact of lower activity in production and post-production on margins. Physical Media activities were able to mitigate the negative profitability impact associated with lower revenues as a result of an improved business mix and operational efficiency gains linked to restructuring actions. Content Distribution services profitability improved on the back of a tighter control on costs and operating processes.

•

Content Services (digital production, post-production and content media management)

During the first half 2009, digital production (visual effects, animation and games) benefited from a sustained level of activity for animation services, but suffered from uncertainties related to the funding of new film projects and from a weak advertising market, which weighed on visual effects activities. However, the Group was able to secure major film projects in the second quarter of 2009, leading to a strong backlog build-up at end of first half 2009.

Post-production revenues were down in first half 2009, with activity levels at historical lows, particularly in North America as a result of the economic environment. This slowdown in activity levels was amplified in the second quarter of 2009 as it became more challenging for non-major studios to raise funding to support the marketing of movie releases.

Media management services showed robust growth in 1Q 2009 which tempered somewhat in 2Q 2009, driven by higher volumes related to studios catalogs and stronger business in digital post-production services and for packaged media (including compression and authoring for Blu-ray™ discs).

•

Physical Media (Film and DVD Services)

KPIs	2Q 2008	2Q 2009	1H 2008	1H 2009
Film footage (bn feet)	1.1	1.0	1.8	1.8
Change (%)		(7%)		0%
DVD volumes (million units)	285	219	597	465
Change (%)		(23)%		(22%)

Film Services revenues grew in first half 2009 due to a strong film release slate and improved geographical mix. Film reel volumes were flat in 1H 2009 compared to 1H 2008, with demand from major studios compensating for lower activity from independent and mini-major studios.

SD-DVD replication volumes declined substantially in first half 2009, especially in North America. However, the SD-DVD replication volume impact on margin was partly compensated by:

-

a strong improvement in mix year-on-year, with significant volume growth in high-definition discs (Blu-ray™) and lower kiosks volumes;

-

the resilience of the distribution business.

•

Content Distribution Services

Content Distribution Services revenues were nearly flat in 1H 2009, with limited new opportunities as customers are impacted by a declining advertising market.  Key focus in 1H 2009 was on operational improvements and cost reductions in conjunction with the migration of ITV into our UK facility.

Thomson Connect

Revenues for the quarter and six-month operating profitability are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Thomson Connect in 1H 2008 amounted to €1,109 million, of which €420 million from activities now treated as discontinued or Other Continuing, principally the Grass Valley business and the remaining European and Asian Telephony businesses. Previous EBIT for Thomson Connect in 1H 2008 amounted to €(26) million, of which €(21) million from activities now treated as discontinued.

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	402	364	689	732
Change, as reported (%)		(9.7)%
Change at constant currency (%)		(12.3)%		2.8%
EBIT+D&A			32	52
Change, as reported (%)				60.1%
EBIT+D&A margin (%)			4.6%	7.1%
Adjusted EBIT+D&A			42	52
Change, as reported (%)				24.7%
Adjusted EBIT+D&A margin (%)			6.1%	7.1%
EBIT			3	9
EBIT margin (%)			0.5%	1.2%
Adjusted EBIT			13	10
Adjusted EBIT margin (%)			1.9%	1.4%
KPIs
Cable (m)	1.5	1.3	2.5	2.7
Satellite (m)	2.8	2.4	5.0	4.7
Telecom (m)	2.9	3.0	5.1	5.9
Total Access Products (m)	7.3	6.8	12.7	13.2
Change		(6.9)%		4.1%

Following an unusually weak 1Q 2008 which was compensated by an unusually strong 2Q 2008, the performance of Thomson Connect was more even over 1H 2009. Compared to 1H 2008, growth in access products revenues in 1H 2009 was mainly attributable to:

-

Slight growth in Cable volumes, mainly driven by strong demand for Western European operators;

-

Slight decline in Satellite volumes due to an unfavorable comparison base against an exceptionally strong 2Q 2008; the mix in Satellite continues to improve with sustained demand for high-end devices (HD-PVR);

-

Improved mix in Telecom driven by a sustained demand in high-end devices and multi-service gateways;

-

Stable average selling prices overall.

Revenues of the Software Service Platform business in the second quarter 2009 remained very negatively impacted by a significant decline in investments due to the current economic environment.

Despite the negative impact of lower revenues from SSP on margins, operating profitability of the Thomson Connect activity increased in 1H 2009 compared to 1H 2008 due to improved product mix, tighter control over bid processes as well as costs optimization efforts.

Technology

In € million	2Q 2008	2Q 2009	1H 2008	1H 2009
Revenues	100	102	181	195
Change, as reported (%)		2.3%		7.9%
Change at constant currency (%)		10.1%		5.6%
Of which Licensing revenues	96	100	175	192
Change, as reported (%)		4.4%		7.3%
Change at constant currency (%)		12.5%		9.7%
EBIT+D&A			125	124
Change, as reported (%)				(0.8)%
EBIT+ D&A margin (%)			69.1%	63.6%
Adjusted EBIT+D&A			126	140
Change, as reported (%)				11.3%
Adjusted EBIT+D&A margin (%)			69.6%	71.8%
EBIT			118	116
EBIT margin (%)			65.0%	59.5%
Adjusted EBIT			118	132
Adjusted EBIT margin (%)			65.2%	67.7%

In 1H 2009, Licensing activities benefited from a stable revenue stream from the MPEG-LA pool and from the signature of licensing contracts which the Group had decided to delay at the end of 2008 to extract better value from related patents.

Excluding the impact of a €13 million impairment charge on the trademark portfolio, the adjusted EBIT+D&A of Technology reached €140 million in first half 2009, or 71.8% of revenues, benefiting from higher revenues from the Licensing business.

Discontinued activities

Total EBIT from discontinued activities amounted to € (323) million in 1H 2009. This EBIT loss was largely related to held-for-sale activities, which included a €(276) million impairment charges resulting mainly from estimated transaction values of Grass Valley and PRN.

Balance Sheet and Indebtedness

The  Group’s consolidated balance sheet as of June 30, 2009 was significantly impacted by the classification of the Grass Valley, TMN, STS and Consumer Network Services (CNS) businesses as held-for-sale :

•

A disposal group classified as held-for-sale is measured at the lower of its carrying amount and fair value less the costs to sell. Consequently, based on the latest information available to the Group regarding the potential selling prices of the held-for-sale businesses and on the non-current assets carrying values of such businesses as of June 30, 2009 the Group recognized an impairment loss of € 276 million for the discontinued businesses (Grass Valley and TMN) and an impairment loss of € 3 million for the STS business that impacted the profit (loss) from continuing operations.

•

The assets and liabilities attributable to the operations discontinued and not yet sold as of June 30, 2009 and December 31, 2008 have been presented separately from other assets. The assets classified as held-for-sale amount to € 514 million as of June 30, 2009 (corresponding mainly to inventories for € 104 million and trade receivables for € 215 million). The liabilities directly associated with assets classified as held-for-sale amount to € 321 million (corresponding mainly to trade payables for € 246 million). Detailed information related to these businesses are disclosed in Note 11 to our unaudited interim condensed consolidated financial statements of the present document.

As of June 30, 2009, the shareholder’s deficit amount to € 419 million (€135 million as of December 31, 2008). This decrease reflects the net loss of the first semester 2009 for €325 million and the other elements of the comprehensive income recognized directly in equity for €40 million (mainly linked to the currency translation adjustments of the period).

Net debt on 30 June 2009 stood at €2,311 million, nearly stable compared to its level of €2,357 million at the end of the first quarter 2009. The cash position of the Group at 30 June 2009 was €511 million, compared to €586 million at the end of the first quarter 2009.

Debt Restructuring Plan in progress

On July 24, 2009, Thomson announced it has reached an agreement on the terms of a restructuring of its indebtedness with a majority of its senior creditors including lenders under the Syndicated Credit Facility and holders of its US Private Placement Notes.

Prior to the Restructuring Agreement, Thomson’s gross senior debt level outstanding under the Syndicated Credit Facility and the Private Placement Notes amounted to €2,839 million. Post balance sheet restructuring, this amount will be reduced to €1,550 million and will take the form of reinstated debt with modified terms and lengthened maturities.

The €1,289 million senior debt reduction will be implemented as follows:

•

a capital increase of €350 million through the issuance of 528 million ordinary shares at a price of €0.66 per share; such capital increase will be effected through a rights issue, fully backstopped by creditors, and open to all existing shareholders, subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States;

•

the issuance of €639 million of notes mandatorily redeemable in 964 million2 ordinary shares of Thomson (“ORA”) maturing in 2010 and 2011; existing shareholders will be offered the opportunity to subscribe for €75 million of the ORAs subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States; between 20% and 34% of the amounts of such ORAs could be redeemed by Thomson in cash, at its option;

•

the issuance of up to €300 million DPNs maturing 31 December 2010, to be repaid in cash by Thomson with the proceeds from the ongoing disposals of Grass Valley, PRN and Screenvision, with any shortfall in the amount of such disposal proceeds to be repaid at maturity through the issuance of additional shares to creditors at the then prevailing market price or through available cash, at the option of Thomson.

Depending on their level of participation in the related rights issue and the ORA, Thomson’s existing shareholders will be able to retain up to 52%, and no less than 15%, of the Company’s share capital on a fully diluted basis.

The Restructuring Agreement also provides for €400 million of cash to remain on Thomson’s balance sheet at closing, which will be subject to some adjustments. In addition, Thomson will have the flexibility to access further liquidity through €150 million of receivables backed financing facilities.

Lastly, the Restructuring Agreement contemplates the buyback of the Titres Super Subordonnés (“TSS”) for a total cash consideration of €25 million.

Events subsequent to June 30, 2009

Information on events subsequent to June 30, 2009 is disclosed in Note 29 to our unaudited interim condensed consolidated financial statements of the present document.

II.2  Principal risks and uncertainties for the second half of 2009

The principal risks to which the Group is exposed for the second half of 2009 are detailed in the chapter “Risk Factors” of the 2008 Annual Report filed with the Autorité des marchés financiers on April 30, 2009 and available on the company’s website at www.thomson.net and in notes 3.1. 18 and 21.2 of the notes to the unaudited interim condensed consolidated financial statements included in part III of this report.

II.3.  Related party transactions

The information relating to related party transactions are detailed in note 28 of the unaudited interim condensed consolidated financial statements included in this document.

III. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

[This information in this section is incorporated by reference from Exhibit 99.1 to Thomson’s Form 6-K filed with the SEC on August 3, 2009.]

IV. STATUTORY AUDITORS’ REVIEW REPORT ON THE 2009 INTERIM FINANCIAL INFORMATION

This is a free translation into English of the statutory auditors’ review report issued in French  and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

Following our appointment as statutory auditors by your Annual General Meetings, and in accordance with article L.451-1-2 III of the French monetary and financial code (Code monétaire et financier), we hereby report to you on:

-

the review of the accompanying interim condensed consolidated financial statements of Thomson S.A. for the period from January 1 to June 30, 2009;

-

the verifications on the information provided in the half-yearly management report.

These condensed interim consolidated financial statements were prepared under the responsibility of the Board of Directors in the context of an economic and financial crisis rendering it particularly difficult to identify economic trends that were already prevailing at December 31, 2008 closing. Our role is to express our conclusion on these financial statements, based on our review.

1. Conclusion on the financial statements

We have conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - the standard of the IFRS as adopted by the European Union applicable to interim financial statements.

Without qualifying the conclusion expressed above, we draw your attention to these following notes:

-

Note 3.1 which exposes the uncertainty about the Company’s ability to continue as a going concern and the reasons why these interim condensed consolidated financial statements have been prepared on a going concern basis;

-

Note 2.2 which sets out changes in accounting methods introduced as of January 1, 2009 related to the adoption of new standards and interpretations.

2. Specific verification

We have also verified the information given in the half-yearly management report on the interim condensed consolidated financial statements that were subject to our review.

With the exception of the effect of the matters referred to above, we have no matters to report on the fairness and consistency of this information with the interim condensed consolidated financial statements.

Paris La Défense		Courbevoie
July 31, 2009		July 31, 2009
KPMG Audit		Mazars
A division of KPMG S.A.
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire
Partner	Partner	Partner	Partner